

June 21, 2012

<u>Via E-mail</u>
Mr. Michael Forsayeth
Chief Financial Officer
Granite Real Estate Inc.
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario M5K 1H1
Canada

      RE: **Granite Real Estate Inc. (f/k/a MI Developments Inc.)**
               Form 40-F for the Fiscal Year Ended December 31, 2011
               Filed March 13, 2012
               File No. 1-31728

Dear Mr. Forsayeth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 2 - Consolidated financial statements for the year ended December 31, 2011, together with the auditors' report thereon and the auditors' report on internal controls, from the Annual Report to Shareholders for fiscal 2011.</u>

<u>Consolidated Statement of Cash Flows, page 50</u>

1. In future filings, please present separate line items within investing activities for real estate acquisitions and fixed asset additions.

Exhibit 3 - Management's Discussion and Analysis of Operations and Financial Position for the three month period and year ended December 31, 2011, from the Annual Report to Shareholders for fiscal 2011.

Critical Accounting Estimates, page 27

2. In future filings, please include a critical accounting estimate and a significant accounting policy relating to capital expenditures that clearly describes your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should also discuss the periods of capitalization including a discussion of when the capitalization period ends.

Exhibits 99.2 and 99.4

3. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect including the parenthetical disclosure in paragraph 4(d). In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief